Eli Lilly and Company (LLY)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Eli Lilly shareholder since 2018

Vote for Both Simple Majority Vote Proposals 6 and 8

To emphasize support for Proposals 6 and 8 – Consider voting against Mr. Juan Luciano, Chair of the Governance Committee, who has low energy support for the Eli Lilly Simple Majority Vote Proposal

There is no need to emphasize the importance of Simple Majority voting provisions, the topics of Proposals 6 and 8 in the 2023 proxy because 84% of Eli Lilly shareholders, who voted at the 2022 MPC annual meeting, voted in favor of Simple Majority voting provisions. This is all the more impressive because it is possible that the Lilly Endowment, Inc. cast the overwhelming majority of the relatively small percentage of votes against this important topic in 2022.

The problem is that in order to adopt the topic of Proposals 6 and 8 – 80% of all Eli Lilly shares outstanding must approve. The problem is that only 70% of LLY shares outstanding voted in favor at the 2022 LLY annual meeting.

The LLY Board’s description of Proposal 6 in the 2023 proxy shows no enthusiasm for support of its proposal 6. And no promise to make any extra effort to obtain the needed 80% support. Plus there is no discussion of the need to obtain the support of the Lilly Endowment which is apparently important to approval of this proposal topic that is overwhelmingly supported by the vast majority of other LLY shareholders.

Please consider a vote against Mr. Juan Luciano, Chair of the Governance Committee, to send a message the he needs to show more energy to get more shareholders to cast ballots for Proposals 6 and 8 and he needs to get the support of the Lilly Endowment.

Vote for Both Simple Majority Vote Proposals 6 and 8 and consider voting against Mr. Juan Luciano

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.